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                                                                  EXHIBIT (a)(3)

                               [ENGLE HOMES LOGO]

                        123 N.W. 13TH STREET, SUITE 300
                           BOCA RATON, FLORIDA 33432

                                                                October 20, 2000

Dear Engle Homes Shareholder:

     I am pleased to report that on October 12, 2000, Engle Homes, Inc. ("Engle Homes" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Technical Olympic USA, Inc. ("Technical Olympic") and Helios Acquisition Corp. (the "Purchaser"). The Merger Agreement provides for the acquisition of all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") by the Purchaser at a price of $19.10 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock at $19.10 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on November 17, 2000, unless otherwise extended.

     Following the successful completion of the Offer and upon approval by a shareholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger"), and all shares of Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid per share pursuant to the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER, AND THE MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OF COMMON STOCK, AND RECOMMENDS THAT ALL HOLDERS OF SHARES OF COMMON STOCK TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, each filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion, dated October 12, 2000, from Salomon Smith Barney Inc., the Company's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $19.10 per share cash consideration to be received in the Offer and the Merger by the holders of shares of Common Stock was fair, from a financial point of view, to such holders (other than Technical Olympic and its affiliates). A copy of this opinion is attached to the Schedule 14D-9 and should be read carefully in its entirety for the assumptions made, matters considered and limitations in the review undertaken by Salomon Smith Barney in rendering its opinion.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your shares of Common Stock.

     WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

     The management and directors of the Company thank you for the support you have given the Company.

                                            Sincerely,

                                            Engle Homes, Inc.

                                            /s/ ALEC ENGELSTEIN

                                            ALEC ENGELSTEIN
                                            Chairman of the Board,
                                            President and Chief Executive
                                            Officer